June 2, 2010

Justin Dobbie

Kathryn McHale, Staff Attorney

Division of Corporate Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549-4561

RE:	CenterState Banks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
File No. 000-32017

Dear U.S. Securities and Exchange Commission staff:

CenterState Banks, Inc. (the “Company”) hereby respectfully submits its responses to the SEC staff comments made by letter dated May 25, 2010, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarterly period ended March 31, 2010.

The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC staff in the May 25, 2010 letter. Each response is preceded by a reproduction of the corresponding SEC staff comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Quality and Allowance for Loan Losses

Relationship between impaired loans and troubled debt restructure (“TDRs”), page 53

Original Comment

1.	Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings (TDR’s):

•	TDRs quantified by loan type classified separately as accrual/non-accrual;

Management’s Response

TDRs quantified by loan type classified separately as accrual/non-accrual are presented in the table below.

TDRs (in thousands of dollars)	Accruing	Non Accrual	Total
Real estate loans
Residential	$8,304	$4,436	$12,740
Commercial	5,458	7,290	12,748
Construction, development, land	349	256	605

Total real estate loans	14,111	11,982	26,093
Commercial	8		8
Consumer and other	398		398

Total TDRs	$14,517	$11,982	$26,499

We will include this information in our future filings.

Original Comment

•	Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and

Management’s Response

The Company’s policy is to return non accrual TDR loans to accrual status when all the principal and interest amounts contractually due, pursuant to its modified terms, are brought current and future payments are reasonably assured. The policy considers the payment history of the borrower, but is not dependent upon a specific number of payments. We will include this information in our future filings.

Original Comment

•

Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

Management’s Response

Loans are modified to minimize loan losses when we believe the modification will improve the borrower’s financial condition and ability to repay the loan. Generally we do not forgive principal, however, we forgave $25,000 of principal on one of our TDR loans. We generally either reduce interest rates or decrease monthly payments for a temporary period of time and those reductions of cash flows are capitalized into the loan balance. A summary of the types of concessions made during 2009 are as follows:

Amounts are in thousands of dollars
6 months interest only	$3,396
12 months interest only	15,276
18 months interest only	191
24 months interest only	604
50% payment reduction for 12 months then return to original payment	5,319
all other	1,713

Total TDRs	$26,499

It’s still early in our experience with these types of activities, but approximately 55% of our TDRs are current pursuant to their modified terms. On the other hand, $11,982,000, or approximately 45% of our total TDRs are not performing pursuant to their modified terms. Long-term success with our performing TDRs is an unknown, and will depend to a great extent on the future of our economy and our local real estate markets. Thus far, there does not appear to be any significant difference in success rates with one type of concession versus another. Non performing TDRs average approximately nine months in age from their modification date through year end 2009. Performing TDRs average approximately six months in age from their modification date through year end.

We will include similar information in our future filings.

Controls and Procedures, page 65

Original Comment

2.	You state that the company’s controls and procedures “were adequate” as of December 31, 2009. Item 307 of Regulation S-K requires you to disclose the conclusions of your principal executive and principle financial officers regarding the “effectiveness” of your disclosure controls and procedures. Please tell us whether or not your disclosure controls and procedures were effective as of December 31, 2009. Please also confirm that you will revise your future filings accordingly.

Management’s Response

Prior to the filing of the Company’s December 31, 2009 Form 10-K, the chief executive officer and the chief financial officer completed their evaluation of the Company’s disclosure controls and procedures and concluded that they were effective. We will revise future filings to disclose the conclusions of the chief executive officer and chief financial officer regarding the effectiveness of the Company’s disclosure controls and procedures.

Original Comment

3.	You state that the company made no significant changes in its internal controls or in other factors that could significantly affect these controls “subsequent to the date of the evaluation of those controls” by the chief executive and chief financial officers. Item 308(c) of Regulation S-K requires you to disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please tell us if there were any significant changes during your fourth fiscal quarter. Please also confirm that you will revise your future filings accordingly.

Management’s Response

Prior to the filing of the Company’s December 31, 2009 Form 10-K, management, including the chief executive and chief financial officers, completed their evaluation of the Company’s internal control and concluded that there were no significant changes in our internal control during our most recently completed fiscal quarter, nor subsequent to the date of our evaluation, that could significantly affect our internal control over financial reporting. We will revise future filings accordingly.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 76

Original Comment

4.	Please tell us and revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of allowance for loan losses.

Management’s Response

Updated appraisals are obtained for collateral dependent loans when a loan is up for renewal or refinance. In addition, if the classification of the loan is downgraded to substandard, identified as impaired, or placed on non accrual status (collectively “Problem Loans”), an updated appraisal is obtained if the loan amount is greater than $250,000 and individually evaluated for impairment. If the loan amount is less than $250,000 and individually evaluated for impairment then either a Brokers Price Opinion (“BPO”) is obtained or an internal evaluation is performed, in lieu of an updated appraisal.

After an updated appraisal is obtained for a Problem Loan, as described above, an additional updated appraisal will be obtained on at least an annual basis. That is, current appraisals for Problem Loans will not be older than one year.

After the initial updated appraisal is obtained for a Problem Loan and before its next annual appraisal update is due, management considers the need for a downward adjustment to the current appraisal amount to reflect current market conditions, based on management’s analysis, judgment and experience. In an extremely volatile market, management may update the appraisal prior to the one year anniversary date.

On at least a quarterly basis, management reviews each impaired loan to determine whether it should have a specific reserve or partial charge-off. Management relies on current appraisals to help make this determination. As indicated above, after the initial updated appraisal is obtained for an impaired loan and before its next annual appraisal update is due, management considers the need for a downward adjustment to the current appraisal to reflect current market conditions, based on management’s analysis, judgment and experience.

We will include similar information in our future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2010

General

Original Comment

5.	The signature page and certification filed as Exhibits 31.1, 31.2, 32.1 and 32.2 to your quarterly report on Form 10-Q refer to CenterState Banks of Florida, Inc. rather than CenterState Banks, Inc. Please amend your filing to refer to the exact name of the company as specified in its charter.

Management’s Response

We will amend the signature page and certification filed as Exhibits 31.1, 31.2, 32.1 and 32.2 in our quarterly report on Form 10-Q to reflect our correct name, CenterState Banks, Inc.

In connection with our responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (863) 419-7750, or by facsimile at (863) 419-7798.

Sincerely,

CENTERSTATE BANKS, INC.

By:	/s/ James J. Antal
James J. Antal
Senior Vice President and
Chief Financial Officer